Exhibit 99.1

FERRARI RELEASES ITS 2022 ANNUAL REPORT AND
FILES ANNUAL REPORT ON FORM 20-F

Maranello (Italy), February 24, 2023 - Ferrari N.V. (NYSE/EXM: RACE) announced today that it has published its 2022 Annual Report and filed its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2022, with the United States Securities and Exchange Commission.

Ferrari’s 2022 Annual Report and annual report on Form 20-F are available under section Investors on Ferrari’s corporate website at https://www.ferrari.com/en-EN/corporate, where they can be viewed and downloaded1. Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The 2022 Annual Report, including information concerning The Netherlands as Home Member State, and the annual report on Form 20-F are available on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate) at https://www.ferrari.com/en-EN/corporate/financial-documents and at https://www.sec.gov/edgar/browse/?CIK=1648416&owner=include

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977